                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: THE HOME PHONE GETS PERSONAL

The new Alice Mia option uses the ADSL network to offer every member of the family their own telephone and personal number for phone calls and SMS and MMS messaging, up to a maximum of three calls and five broadband data connections at any one time

The Aladino Wi-Fi phone launched to make the most of new fixed-line services – the world’s first wireless cordless phone for residential Internet calls

Carlo Vanzina directs the latest TV commercial, airing on October 17 and starring Valentino Rossi and Fernanda Lessa

Milan, September 30, 2004 – The home telephone continues its evolutionary progress. Hot on the heels of the latest Aladino terminal and videophones, Telecom Italia’s “fixed-line revolution” is gathering pace and transforming the home phone. The latest development enhances innovative phone features by upgrading the phone line itself.

The brand new Alice Mia option routes normal phone calls over the broadband Internet. This makes it possible to “carry” up to six telephone numbers into the home, and assign a personal number and telephone to each member of the family.

Leveraging the full potential of broadband, it is now possible to make up to three phone calls at the same time over a single phone line – one call routed over the traditional line, to ensure service in an emergency – plus up to five ADSL connections, including Wi-Fi coverage.

Phones can also be used as an intercom network between different rooms.

Customers may use any of the Aladino range of cordless phones with the Alice Mia option, or upgrade to Telecom Italia’s latest high-tech phone. Developed in partnership with Samsung over the last year, Aladino Wi-Fi is the world’s first ever Wi-Fi cordless home phone.

How Alice Mia works

After requesting Alice Mia activation (by calling 187), customers receive a new smart-card enabled phone socket and any cordless telephones they have ordered. After connecting the modem to the telephone socket and power outlet, it is a matter of inserting the smart card into the modem to configure the phones and assign a specific phone number to each cordless phone.

Alice Mia can handle up to three phone calls and five ADSL connections at the same time, at speeds from 640 kbps/256 kbps.

What the service costs

The Alice Mia option costs €4.95 a month, including the modem, one additional phone number (extra numbers are available at the cost of one euro per month), ADSL Internet access and the Tutto 4* package.

Alice Mia may be combined with Telecom Italia’s existing voice and ADSL offerings. Current Alice users are waived the €28 one-off Alice Mia activation fee.

Advertising campaign

The new advertising campaign launches on TV, radio and print media on October 17. Testimonials Valentino Rossi and Fernanda Lessa are directed by Carlo Vanzina. Created by the Fagan Reggio Del Bravo agency, the TV campaign illustrates the difference Alice Mia makes to the family.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 30th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager